KH 3/12

[redacted]

12013757

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

SECURI[TIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1705 N. Towanda Avenue
(No. and Street)

Bloomington	**Illinois**	**61701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Borowski **(309) 821-3312**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
12

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, **Peter J. Borowski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **COUNTRY Capital Management Company**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
MARY BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/19/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Relating to Certain Determinations Required Under Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

COUNTRY Capital Management Company
Years Ended December 31, 2011 and 2010
With Reports of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

COUNTRY Capital Management Company

Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of COUNTRY Capital's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 23, 2012

1108-1278207

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents	**$ 1,874,948**	$ 1,756,465
Receivable due from parent, subsidiaries, and affiliates	**28,208**	85,502
Accounts receivable	**48,126**	80,035
Income taxes recoverable	**114,811**	32,443
Prepaid assets	**100**	126
Total assets	**$ 2,066,193**	$ 1,954,571
Liabilities		
Accounts payable and accrued expenses	**$ 212,712**	$ 208,649
Payable to parent, subsidiaries, and affiliates	**193,932**	206,101
Income taxes payable	**–**	2,732
Total liabilities	**406,644**	417,482
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**1,159,549**	1,037,089
Total stockholder's equity	**1,659,549**	1,537,089
Total liabilities and stockholder's equity	**$ 2,066,193**	$ 1,954,571

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations

	Year Ended December 31	
	2011	**2010**
Income		
Marketing fees:		
Insurance sales	**$ 4,097,990**	$ 1,965,669
Mutual fund sales	**445,147**	472,062
College savings plans	**92,883**	73,979
Service fees from parent	**2,625,000**	3,650,000
Gain (loss) on investment accounts	**2,861**	(692)
Miscellaneous income	**880**	3,716
Total income	**7,264,761**	6,164,734
Expenses		
Commission expense:		
Insurance sales	**2,697,383**	1,494,732
Mutual fund sales	**343,098**	353,364
College savings plans	**50,451**	37,846
General management services	**2,774,338**	3,482,116
Professional services	**17,563**	14,411
Dues and assessments	**7,328**	6,669
Sundry	**14,172**	35,715
Total expenses	**5,904,333**	5,424,853
Income before income taxes	**1,360,428**	739,881
Income taxes:		
Current expense	**537,968**	287,567
Deferred benefit	**–**	(1,559)
Net income	**$ 822,460**	$ 453,873

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholder's Equity

		Common Stock		Retained Earnings		Total
Balance, January 1, 2010	$	500,000	$	583,216	$	1,083,216
Net income		–		453,873		453,873
Balance, December 31, 2010		500,000		1,037,089		1,537,089
Net income		–		**822,460**		**822,460**
Dividends paid		–		**(700,000)**		**(700,000)**
Balance, December 31, 2011	**$**	**500,000**	**$**	**1,159,549**	**$**	**1,659,549**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net income	**$ 822,460**	$ 453,873
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on securities	**–**	46,242
Amortization	**–**	(2,518)
Change in due from affiliates	**57,294**	104,512
Change in accounts receivable	**31,909**	(46,594)
Change in interest receivable	**–**	5,343
Change in income taxes recoverable	**(82,368)**	11,980
Change in prepaid assets	**26**	(90)
Change in accounts payable and accrued expenses	**4,063**	152,757
Change in due to affiliates	**(12,169)**	(97,263)
Change in income taxes payable	**(2,732)**	2,732
Change in deferred income taxes	**–**	(1,559)
Net cash provided by operating activities	**818,483**	629,415
Investing activities		
Sale of securities	**–**	547,000
Net cash provided by investing activities	**–**	547,000
Financing activities		
Dividends paid	**(700,000)**	–
Net cash used in financing activities	**(700,000)**	–
Increase in cash and cash equivalents	**118,483**	1,176,415
Cash and cash equivalents at beginning of year	**1,756,465**	580,050
Cash and cash equivalents at end of year	**$ 1,874,948**	$ 1,756,465

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 56% and 32% of total revenues in 2011 and 2010, respectively. Marketing fees from mutual funds represented approximately 6% and 8% of total revenues in 2011 and 2010, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 1% of total revenues in both 2011 and 2010. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $2,625,000 and $3,650,000 in 2011 and 2010, respectively. The service fees generated under this agreement accounted for 36% and 59% of COUNTRY Capital's total revenues in 2011 and 2010, respectively.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by COUNTRY Capital.

Reclassifications

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation.

Subsequent Events

Subsequent events have been considered for the audited financial statements issued on February 23, 2012. COUNTRY Capital is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially impact the amounts reported.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 and 2010, COUNTRY Capital had net capital of $1,491,912 and $1,455,689, respectively, and net capital requirements of $27,110 and $27,832, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.27 to 1 and 0.29 to 1 at December 31, 2011 and 2010, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

4. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $2,663,807 and $3,364,550 to CC Services, Inc. in 2011 and 2010, respectively, for these services.

In 2011, COUNTRY Capital paid common stock dividends of $700,000 to COUNTRY Life.

5. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The 2011 and 2010 effective tax rates differ from the prevailing corporate tax rates due principally to the effect of state income taxes. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2011 and 2010, are as follows:

	Federal	State	Total
2011			
Current income tax expense	**$ 442,953**	**$ 95,015**	**$ 537,968**
Deferred income tax expense	**–**	**–**	**–**
Income tax expense	**$ 442,953**	**$ 95,015**	**$ 537,968**
2010			
Current income tax expense	$ 233,764	$ 53,803	$ 287,567
Deferred income tax (benefit) expense	(6,629)	5,070	(1,559)
Income tax expense	$ 227,135	$ 58,873	$ 286,008

COUNTRY Capital had no deferred tax liability or federal or state net operating loss carryforwards for tax purposes at December 31, 2011 or 2010.

COUNTRY Capital made tax payments of $666,205 and $273,215 during 2011 and 2010, respectively, and received refunds of $43,137 and $360 in 2011 and 2010, respectively.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

5. Income Taxes (continued)

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2011, the tax years that remain subject to examination begin with 2008.

Supplemental Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2011

Aggregate indebtedness		
Accounts payable and accrued expenses, due to affiliates, and income taxes payable		$ 406,644
Net capital		
Common stock		$ 500,000
Retained earnings		1,159,549
Total stockholder's equity		1,659,549
Add:		
Deferred tax liability		–
Less non-allowable assets:		
Disallowed receivables	$ 132,732	
Prepaid assets	100	
Securities haircut	34,805	167,637
Net capital		$ 1,491,912
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 27,110
Net capital in excess of requirements		1,464,802
Net capital as above		$ 1,491,912
Ratio of aggregate indebtedness to net capital		0.27 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2011, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2011

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934 as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

ERNST & YOUNG

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (COUNTRY Capital) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control. Accordingly, we do not express an opinion on the effectiveness of COUNTRY Capital's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by COUNTRY Capital, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because COUNTRY Capital does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by COUNTRY Capital in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of COUNTRY Capital is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which COUNTRY Capital has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that COUNTRY Capital's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2012

ERNST & YOUNG

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management of
COUNTRY Capital Management Company:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of COUNTRY Capital Management Company (COUNTRY Capital), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating COUNTRY Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 to December 31, 2011. COUNTRY Capital's management is responsible for COUNTRY Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts reported on the FOCUS reports for the period from January 1, 2011 to December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

ERNST & YOUNG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 to December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2012

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